Exhibit 12

AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	2007	2006	2005	2004	2003

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$356	$164	$(892)	$(821)	$(1,409)

Add: Total fixed charges (per below)	1,668	1,705	1,566	1,479	1,421

Less: Interest capitalized	20	29	64	77	66
Total earnings (loss)	$2,004	$1,840	$610	$581	$(54)

Fixed charges:
Interest	$793	$842	$724	$652	$525

Portion of rental expense representative of the interest factor	862	848	831	815	888

Amortization of debt expense	13	15	11	12	8
Total fixed charges	$1,668	$1,705	$1,566	$1,479	$1,421

Ratio of earnings to fixed charges	1.20	1.08	-	-	-

Coverage deficiency	-	-	$956	$898	$1,475

Note:As of December 31, 2007, American has guaranteed approximately $1.1 billion of unsecured debt and approximately $347 million of secured debt.  The impact of these unconditional guarantees is not included in the above computation.